SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 20 July, 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



July 20, 2006

                   BP BOARD APPOINTMENT - SIR WILLIAM CASTELL

The board of BP announced today that Sir William Castell has been appointed as a non-executive director with immediate effect.

Sir William, 59, has had an extensive career in the healthcare industry, notably as Chief Executive for 16 years of Amersham International, followed by his appointment as Vice Chairman to the board of GE and responsibility for GE's global healthcare business. Sir William stepped down from this post in April of this year when he became Chairman of the Wellcome Trust. He remains a Director (non-executive) of GE and is a Trustee of the Natural History Museum.

Sir William will join both the audit committee and the ethics and environment assurance committee.

Notes to Editors:

GE (NYSE: GE) is a diversified technology, media and financial services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming, and plastics, GE operates in more than 100 countries and employs more that 300,000 people worldwide. For more information, visit www.ge.com

The Wellcome Trust is the most diverse biomedical research charity in the world, spending about GBP450 million every year both in the UK and internationally to support and promote research that will improve the health of humans and animals. The Trust was established under the will of Sir Henry Wellcome, and is funded from a private endowment, which is managed with long-term stability and growth in mind. For more information visit www.wellcome.ac.uk

Further information:

BP Press Office, London tel: +44 (0)207 496 4076

- ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 20th July, 2006                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary